Merrill Lynch - Alternative Investments LLC 1200 Merrill Lynch Drive (1 B) Pennington, New Jersey 08534
Bank of America Corporation

January 27, 2012

Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	ML Systematic Momentum FuturesAccess LLC
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-52505;
ML Trend-Following Futures Fund L.P.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-28928;
ML Aspect FuturesAccess LLC
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-51085;
ML Select Futures I L.P.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-50269;
ML Transtrend DTP Enhanced FuturesAccess LLC
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-52701;
ML Winton FuturesAccess LLC
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-51084; and
ML BlueTrend FuturesAccess LLC
Form 10-K for Fiscal Year Ended December 31, 2010

Ms. Sonia Gupta Barros
January 27, 2012

Filed March 15, 2011
File No. 000-53794

Dear Ms Barros:

Merrill Lynch Alternative Investments LLC (“MLAI”), the manager or general partner of each of the above-captioned funds (each, a “Fund,” and collectively, the “Funds”) thanks you for your letter of December 30, 2011, providing comments to the above-referenced filings.  On behalf of the Funds, MLAI has reviewed your comments and has provided responses below.  For your convenience, we have included your comments below in bold with the corresponding responses following each comment.

All Filings

Exhibit 13.01

Report of Independent Registered Public Accounting Firm

1.
The audit opinion from PricewaterhouseCoopers LLP does not properly refer to "the standards of the Public Company Accounting Oversight Board (United States)" in accordance with PCAOB Auditing Standard No. 1. Please revise your filing to include a revised audit opinion from your auditors.

The audit completed by PricewaterhouseCoopers LLP was completed in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”).   Please note that in response to a previous comments letter from the Commission addressed to ML BlueTrend FuturesAccess LLC (“BlueTrend FuturesAccess”), BlueTrend FuturesAccess has already filed an amendment to its Form 10-K for 2010 to include a revised opinion of PricewaterhouseCoopers LLP, confirming that the audit was conducted in accordance with PCAOB standards. Each of the other Funds will file an amendment to its Form 10-K for 2010 to include a revised opinion of PricewaterhouseCoopers LLP, confirming that the audit was conducted in accordance with PCAOB standards.

ML Systematic Momentum FuturesAccess LLC

Exhibit 13.01

2.	Please provide us with your Rule 3-09 significance test calculations for 2010.

Please see the calculations set forth in Schedule A attached hereto.

Ms. Sonia Gupta Barros
January 27, 2012

ML Systematic Momentum FuturesAccess LLC and ML Trend-Following Futures Fund L.P.

Item 1:  Business

3.	Please clarify in future filings if each trading advisor is registered as an investment adviser under the Investment Advisers Act of 1940.

In Form 10-K filings for 2011 and subsequent years, the relevant Funds will note whether each trading advisor is registered as an investment adviser under the Investment Advisers Act of 1940.

4.
Please discuss in future filings how you determine the allocation of assets among the trading advisors and how you appoint and remove your trading advisors. Please also discuss if you have terminated any of your trading advisors during the last fiscal year. If so, discuss the reasons and considerations for such terminations.

Each relevant Fund will include disclosure in future Form 10-K filings for 2011 and subsequent years regarding allocation determinations, whether trading advisors have been terminated, and if applicable the reason for a termination.

5.
We note that your underlying funds may invest in swaps and forwards. Please tell us your positions in swaps and forwards as of December 31, 2010. Please also tell us the number of counterparties to these swaps and forward contracts and their credit standings. To the extent your swap or forward positions were limited to a few material counterparties, please tell us the names. Please also discuss the principal terms of the agreements used and clarify whether they are based on an industry standard master agreement. Confirm that you will include similar disclosure in future filings.

Neither ML Systematic Momentum FuturesAccess LLC (“Systematic Momentum FuturesAccess”) nor ML Trend-Following Futures Fund L.P. (the “Trend-Following Fund”) has positions in swaps or forwards.  While the underlying funds (each a “Portfolio Fund”) in which these Funds invest may have positions in swaps and forwards, Systematic Momentum FuturesAccess and the Trend-Following Fund do not have direct exposure to any such positions because Systematic Momentum FuturesAccess and the Trend-Following Fund invests in units of limited liability company interest issued by the Portfolio Funds and therefore their liability at the underlying Portfolio Fund level is generally limited to the amount of their investment. As discussed at paragraph 8 below, Funds that do enter into swaps or forwards will provide the requested information on counterparty risk and the terms of the contracts in their future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

6.	In future filings, please disclose the allocation by sector of your assets as of the end of the fiscal year.

In Form 10-K filings for 2011 and subsequent years, each relevant Fund will include allocation by sector as a percentage of net unrealized profits and losses on open positions for the Fund as a whole taking into account the positions at the underlying Portfolio Fund level and the allocation to each underlying Portfolio Fund.  Like virtually all commodity pools, a Portfolio Fund typically holds a

Ms. Sonia Gupta Barros
January 27, 2012

substantial portion of its assets in cash.  Therefore, the Fund believes that presenting sector percentage allocations based on net unrealized profits and losses on open positions would be more meaningful and illustrative than presenting sector allocations as a percentage of total assets.  The Fund believes that its approach is consistent with that of other public commodity pools.

ML Winton FuturesAccess LLC, ML Transtrend DTP Enhanced FuturesAccess LLC, ML Aspect FuturesAccess LLC, ML BlueTrend FuturesAccess LLC, ML Select Futures I L.P.

Item 1:  Business

7.
Please clarify in future filings if your trading advisor is registered as an investment adviser under the Investment Advisers Act of 1940. Also, we note that you describe some of the terms of your Advisory Agreement in the notes to your financial statements. In future filings, please also describe how you appoint and remove your advisor.

In Form 10-K filings for 2011 and subsequent years, the relevant Fund will: (i) note whether its trading advisor is registered as an investment adviser under the Investment Advisers Act of 1940; and (ii) summarize the term and termination provisions of the advisory agreement.

ML Aspect FuturesAccess LLC, ML BlueTrend FuturesAccess LLC, ML Select Futures I L.P.

Item 1A: Risk Factors

8.
We note that as of December 31, 2010 you had long and short forward positions. Please tell us the number of counterparties to these forward contracts and their credit standings. To the extent your forward positions were limited to a few material counterparties, please tell us the names. Please also discuss the principal terms of the agreements used and clarify whether they are based on an industry standard master agreement. Confirm that you will include similar disclosure in future filings.

Currently, the only forward contracts entered into by the relevant Funds are currency forwards. Merrill Lynch International Bank Ltd. is the only counterparty to these forward contracts.  In the future each Fund may enter into other types of forwards and/or use other counterparties. The standard terms of  forward contracts entered into by the Funds are the term, the currency, the exchange rate, the principal amount and, in some cases the definition of a “disruption event,” i.e., a contingency pricing and settlement mechanism if an event occurs that causes the unavailability of the relevant exchange rate.  Forwards are governed by International Swaps and Derivatives Association documentation, and, in some cases, also by EMTA, Inc. documentation.  Each relevant Fund will include similar disclosure in Form 10-K filings for 2011 and subsequent years.

Ms. Sonia Gupta Barros
January 27, 2012

ML Select Futures I L.P.

9.	In future filings, please also describe the fees and the duration and termination provisions of your Advisory Agreement.

Please note that the trading advisor’s fees are disclosed in the Form 10-K, in Item 1 (Business) under the caption “Description of Current Charges” as “annual profit shares” and “consulting fees.”

In Form 10-K filings for 2011 and subsequent years, the Fund will summarize the term and termination provisions of the advisory agreement.

In connection with your comment letter and the filing noted above, each Fund acknowledges the following:

1.	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbara E. Kocsis
Barbara E. Kocsis

cc:	Mark Borrelli

SCHEDULE A

December 31, 2011

Income Test for Systematic Momentum FuturesAccess	Income from Statement of Changes in Members Capital	Percentage of Income to Momentum Systematic FuturesAccess

Altis FuturesAccess	$12,597,945	11.07%
Aspect FuturesAccess	$14,049,609	12.35%
BlueTrend FuturesAccess	$18,370,900	16.15%
Chesapeake FuturesAccess	$2,598,008	2.28%
John Locke FuturesAccesss	$10,500,284	9.23%
Transtrend DTP Enhanced FuturesAccess	$29,487,583	25.92%
Tudor Tensor FuturesAccess	$5,257,749	4.62%
Winton FuturesAccess	$20,913,669	18.38%
	$113,775,747

Asset Test for Systematic Momentum FuturesAccess	Assets from Statement of Changes in Members Capital	Percentage of Income to Systematic Momentum FuturesAccess

Altis FuturesAccess	$134,071,501	12.91%
Aspect FuturesAccess	$103,143,350	9.93%
BlueTrend FuturesAccess	$159,599,856	15.37%
Chesapeake FuturesAccess	—	0.00%
John Locke FuturesAccess	$144,646,855	13.93%
Transtrend FuturesAccess	$183,611,518	17.68%
Tudor Tensor FuturesAccess	$131,352,427	12.64%
Winton FuturesAccess	$182,235,678	17.55%
	$1,038,634,185